Exhibit 99.1

Audited Financial Statements

Mountain Valley Pipeline, LLC - Series A
Years Ended December 31, 2019, 2018 and 2017
With Report of Independent Auditors

Mountain Valley Pipeline, LLC - Series A
Index To Audited Financial Statements
Years Ended December 31, 2019, 2018 and 2017

Report of Independent Auditors

The Management Committee of Mountain Valley Pipeline, LLC - Series A

We have audited the accompanying financial statements of Mountain Valley Pipeline, LLC - Series A (the Company), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management of the operator of the Company, EQM Gathering Opco, LLC, is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mountain Valley Pipeline, LLC - Series A at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
February 27, 2020

Mountain Valley Pipeline, LLC - Series A
Balance Sheets
December 31,

($ in thousands)	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	$89,819	$301,714
Capital contributions due from members	12,749	314,203
Other current assets	70	9
Total current assets	102,638	615,926

Property, plant and equipment:
Construction work in process	4,941,598	3,185,957

Other assets	9,923	16,549

Total assets	$5,054,159	$3,818,432

LIABILITIES AND MEMBERS’ EQUITY

Current liabilities:
Accounts payable	$222,326	$605,644
Due to related parties	1,319	722
Total current liabilities	223,645	606,366

Members’ equity	4,830,514	3,212,066

Total liabilities and members’ equity	$5,054,159	$3,818,432

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC - Series A
Statements of Operations
Years Ended December 31,

($ in thousands)	2019	2018	2017

Environmental expense	$2,416	$—	$—
Allowance for equity funds used during construction	245,890	90,791	32,054

Interest income:
Allowance for borrowed funds used during construction	105,382	38,911	16,146
Other interest	6,243	5,762	528
Total interest income	111,625	44,673	16,674

Net income	$355,099	$135,464	$48,728

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC - Series A
Statements of Members’ Equity

($ in thousands)	MVP Holdco, LLC	US Marcellus Gas Infrastructure, LLC	Con Edison Gas Pipeline and Storage, LLC	WGL Midstream, Inc.	RGC Midstream, LLC	Total

Balance at January 1, 2017	$185,072	$125,961	$50,028	$40,536	$4,033	$405,630
Capital contributions and changes in ownership interest(a)	253,813	172,927	69,729	55,783	5,578	557,830
Net income	22,171	15,106	6,091	4,873	487	48,728
Balance at December 31, 2017	$461,056	$313,994	$125,848	$101,192	$10,098	$1,012,188
Capital contributions and changes in ownership interest(a)	939,308	639,969	258,052	206,442	20,643	2,064,414
Net income	61,636	41,994	16,933	13,546	1,355	135,464
Balance at December 31, 2018	$1,462,000	$995,957	$400,833	$321,180	$32,096	$3,212,066
Capital contributions and changes in ownership interest(a)	610,257	415,779	155,214	132,740	13,413	1,327,403
Less: Capital contributions due from members(b)	(33,845)	(23,060)	—	(6,405)	(744)	(64,054)
Net income	161,576	110,085	44,377	35,510	3,551	355,099
Balance at December 31, 2019	$2,199,988	$1,498,761	$600,424	$483,025	$48,316	$4,830,514

(a)
Includes capital contributions due from members for a total amount of $76,803, $314,203 and $232,382 as of December 31, 2019, 2018 and 2017, respectively. As of the date of issuance, contributions due from members totaling $12,749 have been paid.

(b)	Includes capital contributions due from members as of December 31, 2019 that were unpaid as of the date of issuance.

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC - Series A
Statements of Cash Flows
Years ended December 31,

($ in thousands)	2019	2018	2017

Cash flows from operating activities:
Net income	$355,099	$135,464	$48,728
Adjustments to reconcile net income to net cash provided by operating activities:
Allowance for funds used during construction	(351,272)	(129,702)	(48,200)
Changes in operating assets and liabilities:
Other assets	(61)	(8)	(416)
Net cash provided by operating activities	3,766	5,754	112

Cash flows from investing activities:
Capital expenditures	(1,780,466)	(1,784,521)	(281,552)
Net cash used in investing activities	(1,780,466)	(1,784,521)	(281,552)

Cash flows from financing activities:
Capital contributions from members	1,564,805	1,982,592	350,658
Net cash provided by financing activities	1,564,805	1,982,592	350,658

Net change in cash and cash equivalents	(211,895)	203,825	69,218
Cash and cash equivalents at beginning of year	301,714	97,889	28,671
Cash and cash equivalents at end of year	$89,819	$301,714	$97,889

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC - Series A
Notes To Financial Statements

1.    Description of Business
Mountain Valley Pipeline, LLC is a limited liability company formed to develop, construct, own and operate natural gas assets. Mountain Valley Pipeline, LLC - Series A (the Company) is a series of Mountain Valley Pipeline, LLC under Delaware law, formed to construct, own and operate an interstate natural gas pipeline and related facilities (the MVP mainline). The MVP mainline will span approximately 300 miles from northern West Virginia to southern Virginia and will be regulated by the Federal Energy Regulatory Commission (FERC). The MVP mainline will be operated by EQM Gathering Opco, LLC (EQM Gathering), an indirect wholly-owned subsidiary of EQM Midstream Partners, LP (EQM), pursuant to an Amended and Restated Construction, Operation and Management Agreement, dated as of June 16, 2015, among the Company and EQM Gathering (the COM Agreement).
The Company’s members consist of MVP Holdco, LLC (MVP Holdco), an indirect wholly-owned subsidiary of EQM, US Marcellus Gas Infrastructure, LLC (NextEra), Con Edison Gas Pipeline and Storage, LLC (ConEd), WGL Midstream, Inc. (AltaGas) and RGC Midstream, LLC (RGC). On November 4, 2019, ConEd exercised its option to cap its investment in the Company at approximately $530 million (excluding AFUDC). EQM and NextEra Energy, Inc. are obligated, and RGC has opted, to fund the shortfall in ConEd's capital contributions, on a pro rata basis. Any funding of the shortfall by such members will correspondingly increase their respective interests in the Company and decrease ConEd’s interest in the Company.
As of December 31, 2019, each member’s ownership interest in the Company was as follows: MVP Holdco (45.52%), NextEra (31.01%), ConEd (12.47%), AltaGas (10.00%) and RGC (1.00%).
2.    Significant Accounting Policies

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include cash and interest-bearing deposits having original maturities of three months or less.

Capital Contributions Due from Members: Capital contributions due from members are recorded within current assets when there is substantial evidence of the ability and intent to collect the contribution within a reasonably short period of time and such amounts have been received prior to the date the financial statements were available to be issued. Capital contributions due from members that have not been received prior to the date the financial statements were available to be issued are presented in the balance sheet as a deduction from members’ equity.
Property, Plant and Equipment (PP&E): Property, plant and equipment is stated at cost. The Company capitalizes the carrying costs for the construction of its long-term assets and will amortize these costs over the estimated useful life of the related assets once placed in service. As of December 31, 2019 and 2018, all amounts capitalized relate to construction work in process. The capitalized cost of additions to property, plant and equipment includes indirect costs such as engineering, supervision, payroll taxes, other benefits and an allowance for funds used during construction (AFUDC).
The calculated AFUDC includes capitalization of the cost of debt for financing construction of assets subject to regulation by the FERC (the debt component) and the designated cost of equity for financing the construction of these regulated assets (the equity component). The rate used for AFUDC was determined in accordance with regulations of the FERC and is compounded semiannually. The debt component of AFUDC is recorded as interest income on the accompanying statements of operations.
The Company accrues capital expenditures when work has been completed but the associated invoices have not yet been paid. These accrued amounts are excluded from capital expenditures on the statements of cash flows until they are paid in a subsequent period. Accrued capital expenditures included in accounts payable and due to related parties in the accompanying balance sheets were approximately $223.7 million and $606.4 million as of December 31, 2019 and 2018, respectively.
Regulatory Accounting: The Company is constructing and will operate assets that will be regulated by the FERC. The rates that will be charged by the Company are reviewed and approved by the FERC. As such, the Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification 980, Regulated Operations. The economic effects of regulation can result in a regulated company recording assets for costs that have been or are expected to be approved for recovery from customers or recording liabilities for amounts that are expected to be returned to customers in the rate-setting process in a period different from the period in which the amounts would be recorded by an unregulated company. Accordingly, the Company may record assets and liabilities that result from the regulated ratemaking process that may not be recorded under GAAP for non-regulated entities.
Asset Retirement Obligations: The Company is under no legal or contractual obligation to restore or dismantle the MVP mainline. After completing construction and starting operations, the Company intends to operate the MVP mainline as long as supply and demand for natural gas exists, which the Company expects for the foreseeable future. As a result, the Company does not have any asset retirement obligations as of December 31, 2019 and 2018.
Income Taxes: The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of its members.
Allocation of Profits and Losses: The Company’s profits and losses are allocated in accordance with the members’ respective ownership interests.
Leases: In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, Leases. The standard requires entities to record assets and obligations for contracts currently recognized as operating leases. In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842): Targeted Improvements. The update provides an optional transition method of adoption that permits entities to initially apply the standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Under the optional transition method, comparative financial information and disclosures are not required. The update also provides transition practical expedients. The standard requires disclosures of the nature, maturity and value of an entity's lease liabilities and elections taken by the entity. In March 2019, the FASB issued ASU 2019-01, Leases (Topic 842): Codification Improvements, which, among other things, clarifies interim disclosure requirements in the year of ASU 2016-02 adoption.
The Company adopted ASU 2016-02, ASU 2018-11 and ASU 2019-01 on January 1, 2019 using the optional transition method. The Company uses a lease accounting system to monitor its current population of lease contracts. The Company implemented processes and controls to review new lease contracts for appropriate accounting treatment in the context of the standards and to generate disclosures required under the standards. For the disclosures required by the standards, see Note 7.
3.    Regulatory Matters
The MVP mainline will be governed by the United States Natural Gas Act, which requires a Certificate of Public Convenience and Necessity from the FERC before construction can commence. On October 13, 2017, the FERC issued a Certificate of Public Convenience and Necessity to the Company. In the first quarter of 2018, the Company received its first partial notice to proceed from the FERC to begin construction activities on certain facilities and commenced construction. There are several pending challenges, as discussed below, to certain aspects of the MVP mainline that must be resolved before the MVP mainline can be completed. The Company is working to respond to the court and agency decisions and restore all permits. The MVP mainline is targeting a late 2020 full in-service date at an overall project cost of $5.3 billion to $5.5 billion, excluding AFUDC.
Sierra Club, et al. v. U.S. Army Corps of Engineers, et al., consolidated under Case No. 18-1173, Fourth Circuit Court of Appeals (Fourth Circuit). In February 2018, the Sierra Club filed a lawsuit in the Fourth Circuit against the U.S. Army Corps of Engineers (the U.S. Army Corps). The lawsuit challenges the verification by the Huntington District of the U.S. Army Corps that Nationwide Permit 12, which generally authorizes discharges of dredge or fill material into waters of the United States and the construction of pipelines across such waters under Section 404 of the Clean Water Act, could be utilized in the Huntington District (which covers all but the northernmost area of West Virginia) for the MVP mainline. The crux of Sierra Club's position was that the Company, pursuant to its FERC license, planned to use a certain methodology (dry open cut creek crossing methodology) to construct the pipeline across streams in West Virginia that would take considerably longer than the 72 hours allowed for such activities pursuant to the terms of West Virginia's Clean Water Act Section 401 certification for Nationwide Permit 12. A three-judge panel of the Fourth Circuit agreed with the Sierra Club and on October 2, 2018, issued a preliminary order stopping the construction in West Virginia of that portion of the pipeline that is subject to Nationwide Permit 12. Following the issuance of the court's preliminary order, the U.S. Army Corps' Pittsburgh District (which had also verified use of Nationwide Permit 12 by the Company in the northern corner of West Virginia) suspended its verification that allowed the Company to use Nationwide Permit 12 for stream and wetlands crossings in northern West Virginia. On November 27, 2018, the Fourth Circuit panel issued its final decision vacating the Huntington District's verification of the use of Nationwide Permit 12 in West Virginia. West Virginia subsequently revised its Section 401 certification for Nationwide Permit 12; however, unless and until the U.S. Army Corps’ Huntington and Pittsburgh Districts re-verify the Company's use of Nationwide Permit 12, or the Company secures an individual Section 404 permit with the concurrence of both Districts, the Company cannot perform any construction activities in any streams and wetlands in West Virginia.

WVDEP Rulemaking Proceedings - Section 401 Nationwide Permit. On April 13, 2017, the West Virginia Department of Environmental Protection (WVDEP) issued a 401 Water Quality Certification for the U.S. Army Corps Nationwide Permits. In August 2018, the WVDEP initiated an administrative process to revise this certification and requested public comment to, among other things, specifically revise the 72-hour limit for stream crossings noted as problematic by the Fourth Circuit as well as other conditions. The WVDEP issued a new notice and comment period for further modifications of the 401 certification. On April 24, 2019, the WVDEP submitted the modification to the U.S. Environmental Protection Agency (EPA) for approval (since the WVDEP is also required to obtain the EPA's agreement to the modified 401 certification) and provided notice to the U.S. Army Corps. The EPA’s agreement to the WVDEP’s modification of its water quality certification was received in August 2019. The U.S. Army Corps approved the WVDEP’s modification of its Nationwide Permit on January 24, 2020. The Company submitted a new permit application on January 28, 2020.
Sierra Club, et al. v. U.S. Army Corps of Engineers et al., Case No. 18-1713, Fourth Circuit Court of Appeals. In June 2018, the Sierra Club filed a second petition in the Fourth Circuit against the U.S. Army Corps, seeking review and a stay of the U.S. Army Corps Norfolk District's decision to verify the Company's use of Nationwide Permit 12 for stream crossings in Virginia. The Fourth Circuit denied the Sierra Club's request for a stay on August 28, 2018. On October 5, 2018, the U.S. Army Corps' Norfolk District suspended its verification under Nationwide Permit 12 for stream crossings in Virginia pending the resolution of the West Virginia proceedings outlined above. On December 10, 2018, the U.S. Army Corps filed a motion to place the case in abeyance which the court granted on January 9, 2019. Until the U.S. Army Corps lifts its suspension, the Company cannot perform any construction activities in any streams and wetlands in Virginia. The administrative proceeding described above is addressing the issues raised by the court.
Sierra Club, et al. v. U.S. Forest Service, et al., consolidated under Case No. 17-2399, Fourth Circuit Court of Appeals. In a different Fourth Circuit appeal filed in December 2017, the Sierra Club challenged a Bureau of Land Management (BLM) decision to grant a right-of-way to the Company and a U.S. Forest Service (USFS) decision to amend its management plan to accommodate the Company, both of which affect the MVP mainline’s 3.6-mile segment in the Jefferson National Forest in Virginia. On July 27, 2018, agreeing in part with the Sierra Club, the Fourth Circuit vacated the BLM and USFS decisions, finding fault with the USFS' analysis of erosion and sedimentation effects and the BLM's analysis of the practicality of alternate routes. On August 3, 2018, citing the court's vacatur and remand, the FERC issued a stop work order for the entire pipeline pending the agency actions on remand. The FERC modified its stop work order on August 29, 2018 to allow work to continue on all but approximately 25 miles of the project. On October 10, 2018, the Fourth Circuit granted a petition for rehearing filed by the Company for the limited purpose of clarifying that the July 27, 2018 order did not vacate the portion of the BLM's Record of Decision authorizing a right-of-way and temporary use permit for the Company to cross the Weston and Gauley Bridge Turnpike Trail in Braxton County, West Virginia. On October 15, 2018, the Company filed with the FERC a request to further modify the August 3, 2018 stop work order to allow the Company to complete the bore and install the pipeline under the Weston and Gauley Bridge Turnpike Trail. On October 24, 2018, the FERC granted the Company's request to further modify the stop work order and authorize construction. However, work on the 3.6-mile segment in the Jefferson National Forest must await a revised authorization, which the Company is working to obtain.
Challenges to FERC Certificate, Court of Appeals for the District of Columbia Circuit (DC Circuit). Multiple parties have sought judicial review of the FERC's order issuing a certificate of convenience and necessity to the Company and/or the exercise by the Company of eminent domain authority. On February 19, 2019, the DC Circuit issued an order rejecting multiple consolidated petitions seeking direct review of the FERC order under the Natural Gas Act and certain challenges to the exercise by the Company of eminent domain authority in Appalachian Voices, et al. v. FERC, et al., consolidated under Case No. 17-1271. No petitions for rehearing or petitions for rehearing en banc were filed by the April 5, 2019 deadline. The mandate was issued on April 17, 2019. Another group of parties filed a complaint in the U.S. District Court for the District of Columbia asserting that the FERC's order issuing certificates is unlawful on constitutional and other grounds in Bold Alliance, et al. v. FERC, et al., Case No. 1:17-cv-01822-RJL. The district court plaintiffs seek declaratory relief as well as an injunction preventing the Company from developing its project or exercising eminent domain authority. In December 2017 and January 2018, the FERC and the Company, respectively, moved to dismiss the petitions for lack of subject matter jurisdiction. The court granted the motion and dismissed plaintiffs’ complaint on September 28, 2018. On October 26, 2018, plaintiffs appealed to the DC Circuit in Bold Alliance, et al. v. FERC, et al., Case No. 18-5322. On December 3, 2018, the FERC, as appellee, filed a joint motion with the appellants to hold Case No. 18-5322 in abeyance pending completion of the appeals of the final agency orders related to the Company’s certificate in consolidated Case No. 17-1271 and Atlantic Coast Pipeline’s (ACP) FERC certificate. The Company filed a motion to dismiss the case as to some of the plaintiffs. On February 15, 2019, the DC Circuit entered an order holding this appeal in abeyance pending rulings on the appeals from the ACP and MVP FERC proceedings. ACP’s proceeding remains pending. Case No. 18-5322 remains in abeyance.
Mountain Valley Pipeline, LLC v. 6.56 Acres of Land et al., Case No. 18-1159, Fourth Circuit Court of Appeals. Several landowners filed challenges to the condemnation proceedings by which the Company obtained access to their property in various U.S. District Courts. In each case, the U.S. District Court found that the Company was entitled to immediate possession of the easements, and the landowners appealed to the Fourth Circuit. The Fourth Circuit consolidated these cases and issued two opinions in 2019, one granting the Company immediate access for construction of the pipeline and the other finding that the Company did not have to condemn the interests of coal owners and that coal owners are not entitled to assert claims in the condemnation proceedings for lost coal on tracts for which they do not own a surface interest being condemned. A group of landowners filed a writ of certiorari with the U.S. Supreme Court regarding the Fourth Circuit’s ruling on immediate access, which was denied on October 7, 2019. District court trials on just compensation are ongoing.

Greenbrier River Watershed Ass’n v. WVDEP, Circuit Court of Summers County, West Virginia. In August 2017, the Greenbrier River Watershed Association appealed the Company's Natural Stream Preservation Act Permit obtained from the West Virginia Environmental Quality Board (WVEQB) for the Greenbrier River crossing. Petitioners alleged that the issuance of the permit failed to comply with West Virginia's Water Quality Standards for turbidity and sedimentation. The WVEQB dismissed the appeal in June 2018. In July 2018, the Greenbrier River Watershed Association appealed the decision to the Circuit Court of Summers County, asking the court to remand the permit with instructions to impose state-designated construction windows and pre- and post-construction monitoring requirements as well as a reversal of the WVEQB's decision that the permit was lawful. On September 18, 2018, the Circuit Court granted a stay. A hearing on the merits was held on October 23, 2018. The court has not yet issued a decision.
On March 19, 2019, the WVDEP issued twenty-six Notices of Violation (NOVs) to the Company for various construction and sediment and erosion control issues in 2018. The Company and WVDEP reached a settlement agreement which was documented as an administrative consent order for the Company to pay $0.2 million in penalties. The consent order was executed by the WVDEP in September 2019. In addition to payment of assessed penalties in the amount of $0.2 million, the Company was required to submit a corrective action plan to resolve any outstanding permit compliance matters. The WVDEP executed the consent order on September 5, 2019 after a public comment period. The Company has addressed all corrective actions and remediation necessary to address the NOVs subject to the consent order.
Sierra Club et al. v. U.S. Dep’t of Interior et al., Case No. 18-1082, Fourth Circuit Court of Appeals. On August 6, 2018, the Fourth Circuit held that the National Park Service (NPS) acted arbitrarily and capriciously in granting the ACP a right-of-way permit across the Blue Ridge Parkway. Specifically, the Fourth Circuit found that the permit cited the wrong source of legal authority and the NPS failed to make a “threshold determination that granting the right-of-way is ‘not inconsistent with the use of such lands for parkway purposes’ and the overall National Park System to which it belongs.” Even though the Company is not named in the ACP litigation, the MVP route crosses the Blue Ridge Parkway roughly midway between mileposts 246 and 247 of the pipeline route and implicates some the same deficiencies addressed by the court. The Company elected to request that the NPS temporarily suspend its Blue Ridge Parkway permit until the deficiencies identified in the ACP litigation are resolved.
Wild Virginia et al. v. United States Department of the Interior; Case No. CP16-10-000; Case No. 19-1866, Fourth Circuit Court of Appeals. Petitioners filed a petition in the Fourth Circuit to challenge the Company’s Biological Opinion and Incidental Take Statement issued by the Department of the Interior’s Fish and Wildlife Service (FWS) which was approved in November 2017 (BiOp). Petitioners also requested a stay of the application of the Company’s BiOp during the pendency of the court case. FWS subsequently requested that the Fourth Circuit approve a stay of the litigation until January 11, 2020. On August 15, 2019, the Company submitted a project-wide voluntary suspension of construction activities that pose a risk of incidental take, based on the BiOp. On October 11, 2019, the Fourth Circuit issued an order approving the stay of the BiOp and held the litigation in abeyance until January 11, 2020 pending re-consultation between FWS and the FERC regarding the FWS’s review of the BiOp. In response to the Fourth Circuit’s order, on October 15, 2019, the FERC issued an order to the Company to cease all forward-construction progress. Subsequently, the FERC authorized certain limited construction activities to resume. On January 9, 2020, the Fourth Circuit granted FWS’ motion to hold the case in abeyance until March 11, 2020.
In addition to the proceedings above, there are other proceedings that may affect the MVP mainline, as described below.
Cowpasture River Preservation Association, et al. v. U.S. Forest Service, et al., Case No. 18-1144, Fourth Circuit Court of Appeals. On December 13, 2018, in an unrelated case involving the ACP, the Fourth Circuit held that the USFS, which is part of the Department of Agriculture, lacked the authority to grant rights-of-way for oil and gas pipelines to cross the Appalachian Trail. Although the Company obtained its grant to cross the Appalachian Trail from the BLM, a part of the Department of Interior, the rationale of the Fourth Circuit's opinion could apply to the BLM as well. On February 25, 2019, the Fourth Circuit denied ACP’s petition for en banc rehearing. The federal government and ACP filed petitions to the U.S. Supreme Court on June 26, 2019 seeking judicial review of the Fourth Circuit's decision. On October 4, 2019, the Supreme Court formally accepted the Petitioners’ writ of certiorari. The oral arguments occurred on February 24, 2020. Based on general court practice, the Company anticipates that the Supreme Court will issue its decision by June 2020.

Grand Jury Subpoena. On January 7, 2019, the Company received a letter from the U.S. Attorney's Office for the Western District of Virginia stating that it and the EPA are investigating potential criminal and/or civil violations of the Clean Water Act and other federal statutes as they relate to the construction of the MVP mainline. The January 7, 2019 letter requested that the Company and its members, contractors, suppliers and other entities involved in the construction of the MVP mainline to preserve documents related to the MVP mainline generated from September 1, 2018 to the present. In a telephone call on February 4, 2019, the U.S. Attorney's Office confirmed that it has opened a criminal investigation. On February 11, 2019, the Company received a grand jury subpoena from the U.S. Attorney's Office for the Western District of Virginia requesting certain documents related to the MVP mainline from August 1, 2018 to the present. The Company is complying with the letter and subpoena. The Company began a rolling production of documents responsive to the subpoena after the U.S. Attorney’s office narrowed its subpoena inquiry to five farms in Virginia containing twenty streams or wetlands.
Paylor et al. v. Mountain Valley Pipeline, LLC, Case No. CL18-4874-00, Circuit Court of Henrico County. On December 7, 2018, the Virginia Department of Environmental Quality and the State Water Control Board (the Plaintiffs) filed a lawsuit against the Company in the Circuit Court of Henrico County alleging violations of Virginia's State Water Control Law, Water Resources and Wetlands Protection Program, and Water Protection Permit Program Regulations at sites in Craig, Franklin, Giles, Montgomery and Roanoke Counties, Virginia. On October 11, 2019, the Plaintiffs issued a consent decree to the Company. As part of the consent decree, the Company would agree to court-supervised compliance with environmental laws and third-party monitoring of erosion controls. The Company would also agree to pay $2.2 million in penalties. The consent decree was signed by the judge on December 11, 2019, and the penalty was paid to the agency in December 2019 and accepted by the agency on January 7, 2020. Beyond the civil penalty, the Company is required to complete additional corrective actions and comply with reporting requirements outlined in the consent decree.
4.    Related-Party Transactions
In the ordinary course of business, the Company has transactions with related parties. Pursuant to the COM Agreement, EQM Gathering was engaged by the Company as operator of the MVP mainline to perform certain tasks related to the MVP mainline development, construction, marketing and operation. Costs incurred by EQM Gathering and its affiliates related to development, construction, marketing and operation of the MVP mainline will be reimbursed by the Company under the terms of the COM Agreement. As of December 31, 2019 and 2018, amounts due to EQM Gathering and its affiliates pursuant to the COM Agreement were approximately $1.3 million and $0.7 million, respectively.
Excluding MVP Holdco, each member or an affiliate of each member of the Company has entered into a 20-year transportation service agreement with the Company to transport natural gas on the MVP mainline once it is placed in service. Under these transportation service agreements, the Company contracted a total of 0.7 Bcf per day of firm capacity on the MVP mainline.
5.     Commitments and Contingencies
The Company has commitments with various contractors and vendors to provide materials and services associated with construction of the MVP mainline. Future payments associated with these commitments as of December 31, 2019 totaled $1.2 billion. The Company expects to pay the majority of this amount in 2020.
In the ordinary course of business, various legal and regulatory claims and proceedings may be pending or threatened against the Company. While the amounts claimed may be substantial, the Company is unable to predict with certainty the ultimate outcome of such claims and proceedings. The Company accrues legal and other direct costs related to loss contingencies when actually incurred. The Company establishes reserves when it believes it to be appropriate for pending matters and, after consultation with counsel and giving appropriate consideration to available insurance, the Company believes that the ultimate outcome of any matter currently pending against the Company will not materially affect the Company’s business, financial condition, results of operations or liquidity.
The Company has been participating in condemnation proceedings in West Virginia and Virginia. As part of the proceedings, the Company was required to make a cash deposit equal to approximately three times the fair market value of the condemned parcels to ensure sufficient funds were available to pay each landowner. The amount in excess of the approximate fair values represents the amount the Company estimates will be refunded as the parcels are settled or condemned through the condemnation proceedings. The condemnation asset included in other assets in the accompanying balance sheets was approximately $9.9 million and $16.5 million as of December 31, 2019 and 2018, respectively.
6.     Guarantees
As of December 31, 2019, each member of the Company was obligated to issue a guarantee in an amount equal to 33% of its proportionate interest in the remaining obligations to make capital contributions associated with the most recently approved construction budget, less, subject to certain limits, any credit assurances issued by any affiliate under such affiliate’s precedent agreement. In total, the member guarantees equaled approximately $332 million.
In the first quarter of 2020, the credit ratings for MVP Holdco’s parent, EQM, were downgraded by S&P Global Ratings and Fitch Investor Services. As a result, EQM was obligated to deliver additional credit support in the form of a letter of credit to the Company on behalf of MVP Holdco, which letter of credit was in the amount of approximately $220.2 million. In connection with delivering such letter of credit as a replacement performance assurance, EQM’s performance guarantee associated with the Company was terminated. The total amount of performance assurances did not change as a result of EQM posting its letter of credit.
7.     Leases
As discussed in Note 2, the Company adopted ASU 2016-02, ASU 2018-11 and ASU 2019-01 on January 1, 2019 (the Adoption Date) using the optional transition method of adoption.
The Company elected a package of practical expedients that allows an entity to not reassess (i) whether a contract is or contains a lease, (ii) lease classification and (iii) initial direct costs. In addition, the Company elected the following practical expedients: (i) to not reassess certain land easements, (ii) to not apply the recognition requirements under the standard to short-term leases and (iii) to combine and account for lease and nonlease contract components as a lease, which requires the capitalization of fixed nonlease payments on the Adoption Date or lease effective date and the recognition of variable nonlease payments as variable lease expense. Nonlease payments include payments for property taxes and other operating and maintenance expenses incurred by the lessor but payable by the Company in connection with the leasing arrangement.
On the Adoption Date, the Company did not have any leases that were long-term in nature. Adoption of the standard did not require an adjustment to the opening balance of retained earnings. As of the Adoption Date and December 31, 2019, the Company had no lease contracts classified as financing leases and was neither a lessor nor party to a subleasing arrangement.
The Company did not have any leases as of December 31, 2019.
8.    Subsequent Events
Subsequent events have been evaluated through February 27, 2020, the date the financial statements were available to be issued.
On January 2, 2020, the Company received capital contributions due from members of $12.7 million.
On February 19, 2020, the Company issued a capital call notice to its members for a total amount of $308.7 million, of which $17.1 million is due to the Company by April 1, 2020, $124.5 million is due to the Company by May 1, 2020, and $167.1 million is due to the Company by June 1, 2020.